October 31, 2018

David M. Roberts
Chief Executive Officer
Verra Mobility Corporation
1150 N. Alma School Road
Mesa, AZ 85201

       Re: Verra Mobility Corporation
           Registration Statement on Form S-3
           Filed October 23, 2018
           File No. 333-227952

Dear Mr. Roberts:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Dana Brown at (202) 551-3859 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure
cc:    Kevin Criddle